Exhibit 99.1

Jaguar Mining to File for Creditor Protection

TSX: JAG

TORONTO, Dec. 23, 2013 /CNW/ - Jaguar Mining Inc. (Jaguar or the Company) announced today that in order to refinance and restructure its capital structure and related obligations, the Company commenced proceedings under the Companies' Creditors Arrangement Act (the CCAA) in Ontario to complete its previously announced recapitalization and financing transaction (the Recapitalization) which has the following key elements:

•	Reduction of total pro forma debt from $323 million as at September 30, 2013 to $54 million upon completion of the Recapitalization;
•	Reduction of projected annual cash interest payments by $13 million; and
•	Investment of approximately $50 million of new equity raised by way of a backstopped share offering by current holders of the Company's Convertible Notes (as defined below), the net proceeds of which will be available for use in Jaguar's operations.

The Recapitalization under the CCAA has the support of holders of approximately 93% of the aggregate principal amount of the Company's 4.5% Senior Unsecured Convertible Notes due November 1, 2014 and 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (collectively, the Convertible Notes).

Jaguar's subsidiaries are not parties to Jaguar's CCAA proceedings.  The operations of Jaguar and its subsidiaries are intended to continue as usual and obligations to employees and suppliers during the restructuring process are expected to be met in the ordinary course. Jaguar management will remain responsible for the day-to-day operations of the Company.

"The CCAA process will allow us the time and stability required to implement the Recapitalization, while continuing our normal day-to-day operations," said David Petroff, Chief Executive Officer of the Company.  He continued, "We believe that a court supervised restructuring of Jaguar's business is the best method available to secure its future. We are moving forward with our restructuring and refinancing objectives to strengthen the Company and allow it to pursue all of its strategic alternatives."

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the implementation of the CCAA proceedings, the Recapitalization and the Company's future financial condition. Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These risks, uncertainties and other factors relating to Jaguar include, but are not limited to, our level of indebtedness and the continued deferral of the interest payment on the 4.5% senior unsecured convertible notes due 2014; the implementation and impact of the Recapitalization; our ability to generate sufficient cash flow from operations or obtain adequate financing to fund our capital expenditures and working capital needs and meet our other obligations; the volatility of our stock price, and the ability of our common stock to remain listed and traded on the TSX; our ability to maintain relationships with suppliers, customers, employees, stockholders and other third parties in light of our current liquidity situation and the CCAA proceedings; the volatility of gold prices; a continuation of depressed gold prices; regulatory and environmental risks associated with exploration, drilling and production activities; the adverse effects of changes in applicable tax, mining and environmental and other regulatory legislation; the risks of conducting operations in Brazil and the impact of pricing differentials, fluctuations in foreign currency exchange rates and political developments on the financial results of our operations. The results, estimates, events or other forward-looking information predicted in any Forward-Looking Statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect Jaguar's business, or if Jaguar's estimates or assumptions turn out to be inaccurate. The implementation of the Recapitalization is subject to a number of conditions and other risks and uncertainties including, without limitation, court and any required regulatory approvals. Accordingly, there can be no assurance that the Recapitalization will occur, or that it will occur on the terms and conditions contemplated. The Recapitalization could be modified, restructured or terminated.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Douglas Willock
Chief Financial Officer
(647) 495-5224
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 10:00e 23-DEC-13